April 25, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Kei Ino

Re:	Re: ING U.S., Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-184847)

Dear Ms. Ino:

As we have previously discussed, please find enclosed a copy of a free writing prospectus that the Company intends to file with the Commission later today. It includes disclosure with respect to the Company’s preliminary financial results for the quarter ended March 31, 2013, which the Company proposes also to include in a pre-effective amendment to the above-referenced registration statement. The Company would be grateful if the Staff would review the enclosed disclosure and indicate whether its inclusion in the next amendment would draw any further Staff comments. If possible, the Company would very much appreciate the Staff’s review of the enclosure during the course of today.

Please do not hesitate to contact me at 212-558-7938 should you have any questions regarding the enclosed disclosure, or if you require any additional information.

Sincerely,

Trevor Ogle

Sullivan & Cromwell LLP

(Enclosure)

cc:	Mark Brunhofer
Jeffery Riedler
Rose Zukin

(Securities and Exchange Commission)

DRAFT OF APRIL 25, 2013

Preliminary Results for the Quarter Ended March 31, 2013

We are in the process of preparing our consolidated financial statements for the quarter ended March 31, 2013. The following are preliminary estimates of the financial information listed below as of and for the three months ended March 31, 2013. Terms are used herein with the meaning ascribed to them in the preliminary prospectus dated April 16, 2013.

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Operating earnings before income taxes for the ongoing business, which comprises our Retirement Solutions, Investment Management and Insurance Solutions business lines, is expected to be between $270 million and $290 million for the three months ended March 31, 2013, compared to $264 million for the three months ended March 31, 2012, consistent with the trends discussed in the preliminary prospectus dated April 16, 2013 and reflecting continued execution on our business development and performance goals. The expected increase is primarily the result of improved results in the Retirement and Annuity segments.

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Annualized operating ROC of the ongoing business is expected to be between 7.8% and 8.1% for the three months ended March 31, 2013. Operating ROC for the ongoing business for the year ended December 31, 2012 was 7.2%. Annualized operating ROC of the ongoing business for the three months ended March 31, 2013, was favorably impacted by a $700 million to $800 million reduction in average capital for the ongoing business compared to 2012 due to recapitalization initiatives, as well as the improved operating performance discussed above. See “Business—Operating Return on Capital Goal” in the preliminary prospectus dated April 16, 2013. Operating ROC with respect to interim periods (annualized operating ROC) may not be reflective of full year operating ROC.

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Net flows for the three months ended March 31, 2013, are expected to be approximately $1.4 billion in our Retirement segment and $3.2 billion in our Investment Management segment. These flows can be volatile by quarter, so the strong net flows in the first quarter are not expected to occur every quarter. Total AUM and AUA, including market appreciation, increased to approximately $481 billion, composed of approximately $258 billion total AUM and approximately $223 billion total AUA, as of March 31, 2013.

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Our Closed Block Variable Annuity segment is expected to report a loss before income taxes of between $450 million and $495 million for the three months ended March 31, 2013, which includes $90 million to $120 million in expected losses resulting from changes in nonperformance risk, which we consider a non-economic development. The Closed Block Variable Annuity hedge program focuses on protecting regulatory and rating agency capital rather than earnings, and will generate losses when equity markets increase. The significant equity market appreciation during the first quarter of 2013, which is economically a positive development over the long term, resulted in hedge program losses. For more information about the expected range of impacts on the Closed Block Variable Annuity segment in various equity market scenarios, see “Business-Closed Block Variable Annuity-Variable Annuity Hedge Program and Reinsurance.”

Although we have not completed the preparation of our statutory financial statements, we believe the hedge program performed largely in line with our expectations. On a statutory basis, we estimate that Variable Annuity Guarantee Hedge Program and CHO program losses for the three months ended March 31, 2013, were more than offset by the declines in the regulatory reserves in the period due to equity market movements. Our letter of credit requirement is not expected to materially change for the period.

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The net loss available to ING U.S., Inc.’s common shareholder for the three months ended March 31, 2013, is expected to be approximately $190 million to $230 million. The primary drivers of our results are the positive contributions of our operating earnings before income taxes for the ongoing business as described above, which were more than offset by losses on the Closed Block Variable Annuity segment, as described above.

The estimates of consolidated financial information as of and for the three months ended March 31, 2013, presented above are preliminary and subject to completion of our financial closing procedures. Our independent registered public accounting firm has not audited, reviewed or performed any procedures, and does not express an opinion or any other form of assurance, with respect to this financial information. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments, including subsequent events, if any, that may arise between now and the time that the consolidated financial statements for this period are issued. This summary is qualified by, and should be read together with, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and the related notes included in the preliminary prospectus dated April 16, 2013.